Exhibit 99.1

AEGON completes sale of Taiwanese life insurance activities

AEGON has completed the sale of its Taiwanese life insurance business to Zhongwei Company*. The entering by the parties into an agreement for the sale was originally announced on April 22, 2009.

The decision to sell the Taiwanese life business is a result of AEGON’s strategic priorities to optimize capital allocation and returns.

The sale resulted in a total negative earnings impact of EUR 385 million in the second quarter of 2009. AEGON expects the sale of its life insurance activities in Taiwan to positively impact future earnings. The sale has no impact on AEGON’s excess capital. At the same time, the scheduled capital contributions to AEGON Taiwan will no longer be required. As a result, the transaction will have an immediate positive effect on the Group’s cash flows. In addition, the sale results in a significant decrease of the long-term interest rate exposure for AEGON, which, in turn, substantially lowers required economic capital.

*	Zhongwei Company Ltd. is a holding company established and funded by a consortium led by the Chairman of Meifu Development and the President of Taiwan Glass Industry. Meifu Development is one of Taiwan’s leading property, construction and real estate management companies. Taiwan Glass Industry, listed in Taiwan, is one of the world’s largest manufacturers of glass.

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ just over 31,000 people and have over 40 million customers across the globe.

Key figures	Second quarter 2009	First quarter 2009

Underlying earnings before tax	EUR 404 million	EUR (22) million

New life sales	EUR 469 million	EUR 543 million

Gross deposits	EUR 6.8 billion	EUR 8.2 billion

Revenue generating investments (End of period)	EUR 342 billion	EUR 334 billion

Group Corporate Communications & Investor Relations

Media relations		Investor relations
Greg Tucker		Gerbrand Nijman
+ 31 (0)70 – 344 8956		+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com		E-mail: ir@aegon.com
Website	www.aegon.com

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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